Form 51-102F3
Material Change Report

Item 1.  Name and Address of Company

CIBT Education Group Inc. (the "Company")
Suite 1200, 777 West Broadway
Vancouver, BC, V5Z 4J7

Item 2.  Date of Material Change

November 18, 2009

Item 3.  News Release

A news release dated November 18, 2009 was disseminated to various media outlets and other publications.

Item 4.  Summary of Material Change

The Company has entered into a joint engagement letter with two U.S. based investment firms with the intention of raising US$15 million dollars by way of a registered offering of common shares of the Company.

Item 5.1  Full Description of Material Change

The Company has entered into a joint engagement letter with two U.S. based investment firms with the intention of raising US$15 million dollars from accredited and institutional investors by way of a registered offering of common shares of the Company.  The registered offering will be made by way of a prospectus, and it is anticipated that the prospectus will be filed with the applicable securities regulators in early 2010.  The proceeds will be used to fund future acquisitions and working capital.  The specific terms of the financing are subject to negotiation between the Company and the underwriters and acceptance by the applicable regulatory bodies.

Item 5.2  Disclosure for Restructuring Transactions

Not applicable.

Item 6.  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7.  Omitted Information

Not applicable.

Item 8.  Executive Officer

Toby Chu, chief executive officer
Telephone: 604 871 9909

Item 9.  Date of Report

November 18, 2009.